IBL Bancorp, Inc.
                               23910 Railroad Ave.
                              Plaquemine, LA 70764

To Our Stockholders:

         We are delighted to present this annual report for December 31, 2000 to the stockholders of IBL Bancorp, Inc. Our net income increased to $297,000 in 2000 from $184,000 in 1999. We are pleased with the progress and profitability that we have achieved during the year 2000.

         Loan demand has increased in 2000 and we hope to continue to expand our loan portfolio. We plan to take advantage of the opportunities afforded us in this very competitive marketplace.

         We are confident of the Association's sound financial condition and look forward to the future with optimism and energy. We appreciate your investment in the Company and invite your continued support of the Association, which is Iberville and West Baton Rouge Parishes truly home-owned community Association.

         We invite you to review this Annual Report which discusses our performance during fiscal year 2000.

Sincerely,


G. Lloyd Bouchereau, Jr.
President & CEO

                                IBL BANCORP, INC.

                      IBERVILLE BUILDING & LOAN ASSOCIATION

         IBL BANCORP, INC. ("our holding company" or the "Company") was incorporated under the laws of the State of Louisiana in 1998 to serve as the holding company for Iberville Building & Loan Association (the "Association") following our conversion from mutual to stock form (the "Conversion"). The Company and the Association are collectively referred to as "us," "we," etc. On September 30, 1998, we consummated the Conversion, and the Company completed its offering of Common Stock through the sale and issuance of 210,870 shares of common stock at a price of $10.00 per share, realizing gross proceeds of $2.1 million. The Company purchased all of the capital stock of the Association in exchange for 50% of the net Conversion proceeds. Prior to September 30, 1998, the Company had no material assets or liabilities and engaged in no business activities. Accordingly, the information set forth in this report, including the audited Consolidated Financial Statements and related data, relates primarily to the Association.

         Our holding company's executive offices are located at 23910 Railroad Avenue, Plaquemine, Louisiana 70764, and its telephone number is (225) 687-6337.

         IBERVILLE BUILDING & LOAN ASSOCIATION. The Association was organized as a state chartered mutual savings institution in 1915. We currently operate through one full service banking office located in Plaquemine, Louisiana. At December 31, 2000, we had total assets of $31.7 million, deposits of $24.5 million and stockholders' equity of $3.2 million or 10.1% of total assets.

         We attract deposits from the general public and invest those funds in loans secured by first mortgages on owner-occupied single-family residences, commercial real estate loans and consumer loans. We also maintain an investment portfolio, primarily of mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation ("FHLMC") or the Federal National Mortgage Association ("FNMA") and obligations of the federal government and agencies.

         We derive our income principally from interest earned on loans, investment securities and other interest-earning assets. Our principal expenses are interest expense on deposits and noninterest expenses such as employee compensation, deposit insurance and miscellaneous other expenses. Funds for our activities are provided principally by deposit growth, repayments of outstanding loans and investment securities, other operating revenues and advances from the Federal Home Loan Bank of Dallas.

         As a state chartered savings institution, we are subject to extensive regulation by the Office of Financial Institutions, State of Louisiana ("OFI") and by the Office of Thrift Supervision ("OTS"). Our lending activities and other investments must comply with state and federal regulatory requirements, and these regulatory agencies periodically examine us for compliance with various regulatory requirements. The Federal Deposit Insurance Corporation ("FDIC") also has the authority to conduct special examinations. We must also file reports with the OTS describing our activities and financial condition and are subject to certain monetary reserve requirements promulgated by the Board of Governors of the Federal Reserve System.

MARKET FOR COMMON STOCK
AND RELATED STOCKHOLDER MATTERS

         Market for Common Stock. The Company's common stock was first quoted and began trading on the Nasdaq Small Cap Market System on October 1, 1998, under the symbol "IBLB". At that date there were 210,870 shares of the Company's common stock outstanding, and there were approximately 222 record holders of the Company's common stock. At December 31, 2000 there were approximately 187 stockholders of the Company's common stock. Due to the relatively small size of the offering and small number of stockholders, there was only limited trading activity in 2000. There were twenty-four known trades in 2000, the lowest of which was at $10.00 per share and the highest was at $11.00 per share.

         The payment of dividends on the common stock is subject to determination and declaration by the Board of Directors of our holding company. The Company's first four quarterly cash dividends were paid at a rate of $0.15 per share per annum with the first quarterly dividend paid in January 1999. The Company's second four quarterly cash dividends were paid in 2000 at a rate of $0.17 per share per annum. The Board of Directors intends to pay quarterly cash dividends at a rate of $0.20 per share per annum commencing with the Company's ninth dividend paid in January 2001. The payment of future dividends will be subject to the requirements of applicable law and the determination by our holding company's Board of Directors that our net income, capital and financial condition, thrift industry trends and general economic conditions justify the payment of dividends, and we can not assure you that dividends will continue to be paid in the future.

                        SELECTED FINANCIAL AND OTHER DATA

                                                                            At December 31,
                                                                            ---------------
                                                                 2000             1999             1998
                                                                 ----             ----             ----
                                                                        (Dollars in thousands)

Selected Financial Condition and Other Data:
Total assets                                                   $32,257           $28,776         $23,878
Cash and cash equivalents                                        1,668             2,892           1,858
Time deposits                                                    1,103             1,101             795
Investment securities:
    Available for sale                                           6,234             3,732           1,454
     Held to maturity                                            2,068             2,372           2,122
Loans receivable net                                            20,670            18,143          17,209
Real estate owned, net                                              -                 -               -
Deposits                                                        24,567            22,884          19,899
Borrowings                                                       3,697             2,300             495
Total stockholders equity                                        3,812             3,504           3,383
Full service offices                                                 1                 1               1

                                                                    Year  Ended December 31,
                                                                    ------------------------

                                                            2000              1999              1998
                                                            ----              ----              ----
                                                                      (Dollars in thousands)

Selected Operating Data:

Interest income                                            $2,283             $1,886           $1,736
Interest expense                                            1,173                953              915
                                                           ------             ------           ------
Net interest income before
     provision for loan losses                              1,110                933              821
Provision for loan losses                                       4                  9               21
                                                           ------             ------           ------
Net interest income after
     provision for loan losses                              1,106                924              800
Non-interest income                                            97                 97              101
Non-interest expense                                          759                744              604
                                                           ------             ------           ------
Income before income taxes                                    444                277              297
Income taxes                                                  147                 93              102
Net income                                                    297                184              195
Other comprehensive income (loss), net                         24                 (4)              (3)
                                                           ------             ------           ------
Comprehensive income                                         $321               $180             $192
                                                           ------             ------           ------

Selected Ratios

                                                                       At or for the
                                                                  Year Ended December 31,
                                                                  -----------------------

                                                            2000            1999           1998
                                                           ------          ------         ------

Performance Ratios:
Return on average assets (net income
   divided by average total assets).............             0.97%          0.68%           0.84%
Return on average equity (net income
   divided by average equity).................               8.44           5.41            9.04
Interest rate spread (average yield on assets
   minus average rate on liabilities)...........             3.22           3.09            3.19
Net interest margin (net interest income
   divided by average interest-earning assets)               3.70           3.54            3.59
Ratio of average interest-earning assets
   to average interest-bearing liabilities......           112.52         112.24          109.78
Ratio of non-interest expense to average
   total assets.................................             2.49           2.74            2.60
Efficiency ratio (non-interest expense
   divided by total of net interest income
   and non-interest income).....................            62.88          72.21           65.51
Dividend pay out ratio (dividends paid during
   the year divided by net income)..............            11.78          17.39              --

Asset Quality Ratios:
Non-performing assets to total assets at
   end of  period...............................             1.22           0.41            1.01
Non-performing loans to total loans at
   end of  period...............................             1.78           0.62            1.31
Allowance for loan losses to total loans
   at end of  period............................             1.80           2.10            2.34
Allowance for loan losses to non-performing
   loans at end of  period......................           100.76         341.18          170.25
Provision for loan losses to total loans........             0.02           0.05            0.12
Net charge-offs to average loans
   outstanding..................................             0.07           0.08            0.08

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     Our principal business consists of attracting deposits from the general public and investing those funds in loans secured by one-to four-family residential properties located in our primary market area, which consists of mainly Iberville and West Baton Rouge Parishes. We also originate consumer loans, a limited amount of commercial real estate loans and maintain a portfolio of investment securities. Our investment securities portfolio consists of U.S. Treasury notes, U.S. government agency securities and mortgage-backed securities which are guaranteed as to principal and interest by the FHLMC, FNMA or other governmental agencies. We also maintain an investment in Federal Home Loan Bank of Dallas common stock.

     Our net income primarily depends on our net interest income, which is the difference between interest income earned on loans and investment securities and interest paid on customers' deposits and borrowings. Our net income is also affected by non-interest income, such as service charges on customers' deposit accounts, loan service charges and other fees, and by non-interest expense, primarily consisting of compensation expense, deposit insurance and other expenses incidental to our operations.

     Our operations and those of the thrift industry as a whole are significantly affected by prevailing economic conditions, competition and the monetary and fiscal policies of governmental agencies. Our lending activities are influenced by demand for and supply of housing and competition among lenders and the level of interest rates in our market area. Our deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in our market area.

     This Annual Report includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," "intend" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations include, but are not limited to, the following: changes in economic conditions (both generally and more specifically in the markets in which we operate); changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies or guidelines and in government legislation and regulation (which change from time to time and over which we have no control); and other risks detailed in this Annual Report and in our other Securities and Exchange Commission fillings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our analysis only as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Asset/Liability Management

     Net interest income, the primary component of our net income, is determined by the difference or "spread" between the yield earned on our interest-earning assets and the rates paid on our interest-bearing liabilities, and the relative amounts of such assets and liabilities. Key components of an asset/liability strategy are the monitoring and managing of interest rate sensitivity on both the interest-earning assets and interest-bearing liabilities. The matching of our assets and liabilities may be analyzed by examining the extent to which our assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on our net portfolio value.

     An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If our assets mature or reprice more quickly or to a greater extent than our liabilities, our net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If our assets mature or reprice more slowly or to a lesser extent than our liabilities, our net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Our policy has been to mitigate the interest rate risk inherent in the traditional savings institution business of originating long-term loans funded by short-term deposits by pursuing the following strategies: (1) we have historically maintained liquidity and capital levels to compensate for unfavorable movements in market interest rates; and (2) in order to mitigate the adverse effect of interest rate risk on future operations, we emphasize the origination of adjustable-rate mortgage loans and shorter term consumer loans and the purchase of adjustable-rate mortgage-backed securities.

     The OTS requires us to measure our interest rate risk by computing estimated changes in the net portfolio value ("NPV") of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. These computations estimate the effect on our NPV of sudden and sustained 1% to 3% increases and decreases in market interest rates. Our Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in our estimated NPV in the event of 1%, 2% and 3% increases and decreases in market interest rates, respectively. Under OTS regulations, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement, although the OTS has indicated that no institution will be required to deduct capital for interest rate risk until further notice. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of estimated market value of an institution's assets will require the institution to deduct from its risk-based capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. Because a 200 basis point increase or decrease in interest rates would not have resulted in the Association's NPV declining by more than 200 basis points of the estimated market value of the Association's assets as of December 31, 2000, the Association would not have been subject to any capital deductions if the regulation had been effective for such date.

     The following table presents the Association's NPV as of December 31, 2000 as calculated by the OTS, based on information provided to the OTS by the
Association:

                            Net Portfolio Value                     NPV as % of Portfolio      Change in NPV as% of
Change in Rates            $  Amount      $  Change    % Change        Value of Assets      Portfolio Value of Assets(1)
---------------           -----------    -----------   ---------    ---------------------   ----------------------------
                                                      (Dollars in Thousands)
 +300 bp                    $ 3,014        $ (87)       (2.81) %             9.74 %                     (.09) %
 +200 bp                      3,083          (18)        (.58)               9.89                        .06
 +100 bp                      3,108            7          .23                9.91                        .07
    0 bp                      3,101           --           --                9.83                         --
 -100 bp                      3,092           (9)        (.29)               9.75                       (.08)
 -200 bp                      3,184           83         2.68                9.96                        .12
 -300 bp                      3,382          281         9.06               10.45                        .62

(1) Based on the portfolio value of the Association's assets assuming no change in interest rates.

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

     Our Board of Directors is responsible for reviewing our asset and liability policies. On at least a quarterly basis, the Board reviews interest rate risk and trends, as well as liquidity and capital ratios and requirements. Our management is responsible for administering the policies and determinations of the Board of Directors with respect to our asset and liability goals and strategies.

Average Balances, Net Interest Income and Average Yields

     The   following   table   sets   forth   information   about  our   average
interest-earning  assets  and  interest-bearing  liabilities  and  reflects  the average yield of interest-earning assets and the average cost of interest-bearing liabilities for the periods and at the date indicated. Average balances are derived from month-end balances. Investment securities include the aggregate of securities available for sale and held to maturity. The average balance and average yield on investment securities is based on the fair value of securities available for sale and the amortized cost of securities held to maturity. The average balance of loans receivable includes delinquent loans, which are not considered significant. The average balance of stockholders' equity includes the net unrealized loss on available for sale securities. The following table does not reflect any effect of income taxes.

IBL Bancorp, Inc.
Average Balances, Net Interest Income, Yields Earned and Rates Paid

                                                                                        Year Ended
                                                                                    December 31, 2000
                                                                       Average                              Average
                                                                       Balance           Interest            Rate
                                                                       -------           --------            -----
                                                                                  (Dollars in Thousands)
Interest-earning Assets:
  Loans receivable (2)                                                    $ 19,677            $ 1,632             8.29%
  Mortgage-backed securities                                                 7,474                488             6.53%
  FHLB stock and other investment securities                                   225                 17             7.56%
  Interest-bearing deposits                                                  2,595                146             5.63%
                                                                   ----------------   ----------------  ----------------

    Total interest-earning assets                                           29,971              2,283             7.62%
                                                                                      ----------------  ----------------
Non-interest earning assets                                                    534
                                                                   ----------------
      Total assets                                                        $ 30,505
                                                                   ================

Interest-bearing Liabilities:
  Deposits (3)                                                            $ 23,801            $ 1,003             4.21%
  FHLB advances                                                              2,834                170             6.00%
                                                                   ----------------   ----------------  ----------------

    Total interest-bearing liabilities                                      26,635              1,173             4.40%
                                                                                      ----------------  ----------------
Non-interest bearing liabilities                                               352
                                                                   ----------------
      Total liabilities                                                     26,987
Stockholders' equity                                                         3,518
                                                                   ----------------
      Total liabilities and stockholders' equity                          $ 30,505
                                                                   ================


Net interest income / average interest rate spread                                            $ 1,110             3.22%
                                                                                      ================  ================
Net interest margin (4)                                                                                           3.70%
                                                                                                        ================
Interest-earning assets to interest-bearing liabilities                    112.52%
                                                                   ================


                                                                                        Year Ended
                                                                                    December 31, 1999
                                                                       Average                              Average
                                                                       Balance           Interest            Rate
                                                                       -------           --------            -----
                                                                                  (Dollars in Thousands)

Interest-earning Assets:
  Loans receivable (2)                                                    $ 18,066            $ 1,441             7.98%
  Mortgage-backed securities                                                 4,576                266             5.81%
  FHLB stock and other investment securities                                   175                  9             5.14%
  Interest-bearing deposits                                                   3548                170             4.79%
                                                                   ----------------   ----------------  ----------------

    Total interest-earning assets                                           26,365              1,886             7.15%
                                                                                      ----------------  ----------------
Non-interest earning assets                                                    753
                                                                   ----------------
      Total assets                                                        $ 27,118
                                                                   ================

Interest-bearing Liabilities:
  Deposits (3)                                                            $ 22,423              $ 904             4.03%
  FHLB advances                                                              1,067                 49             4.59%
                                                                   ----------------   ----------------  ----------------

    Total interest-bearing liabilities                                      23,490                953             4.06%
                                                                                      ----------------  ----------------
Non-interest bearing liabilities                                               229
                                                                   ----------------
      Total liabilities                                                     23,719
Stockholders' equity                                                         3,399
                                                                   ----------------
      Total liabilities and stockholders' equity                          $ 27,118
                                                                   ================


Net interest income / average interest rate spread                                              $ 933             3.09%
                                                                                      ================  ================
Net interest margin (4)                                                                                           3.54%
                                                                                                        ================
Interest-earning assets to interest-bearing liabilities                    112.24%
                                                                   ================



                                                                                       Year Ended
                                                                                   December 31, 1998
                                                                      Average                              Average
                                                                      Balance           Interest            Rate
                                                                      -------           --------            ----
                                                                                  (Dollars in Thousands)

Interest-earning Assets:
  Loans receivable (2)                                                   $ 16,611            $ 1,407             8.47%
  Mortgage-backed securities                                                3,788                223             5.89%
  FHLB stock and other investment securities                                  224                 13             5.80%
  Interest-bearing deposits                                                 2,265                 93             4.11%
                                                                  ----------------  -----------------  ----------------

    Total interest-earning assets                                          22,888              1,736             7.58%
                                                                                    -----------------  ----------------
Non-interest earning assets                                                   340
                                                                  ----------------
      Total assets                                                       $ 23,228
                                                                  ================

Interest-bearing Liabilities:
  Deposits (3)                                                           $ 20,556              $ 898             4.37%
  FHLB advances                                                               293                 17             5.80%
                                                                  ----------------  -----------------  ----------------

    Total interest-bearing liabilities                                     20,849                915             4.39%
                                                                                    -----------------  ----------------
Non-interest bearing liabilities                                              221
                                                                  ----------------
      Total liabilities                                                    21,070
Stockholders' equity                                                        2,158
                                                                  ----------------
      Total liabilities and stockholders' equity                         $ 23,228
                                                                  ================


Net interest income / average interest rate spread                                             $ 821             3.19%
                                                                                    =================  ================
Net interest margin (4)                                                                                          3.59%
                                                                                                       ================
Interest-earning assets to interest-bearing liabilities                   109.78%
                                                                  ================

(1) At December 31, 2000, the weighted average yields earned and rates paid were as follows: loans receivable, 8.50%; mortgage backed securities, 7.30%; investment securities, 7.26%; other interest-bearing deposits, 6.19%; total interest-earning assets, 7.99%; deposits, 5.26%; FHLB advances, 6.39%; total interest-bearing liabilities, 5.44%; and, average interest rate spread, 2.55%.
(2)  Includes non-accruing loans.
(3)  Includes noninterest-bearing checking accounts.
(4)  equals net interest income divided by average interest-earning assets.

     Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected our interest income and expenses during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in volume multiplied by prior year rate) and (2) changes in rate (change in rate multiplied by prior year volume). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

IBL Bancorp, Inc.
Rate - Volume Analysis

                                                             Year Ended                                  Year Ended
                                                     December 31, 2000 vs. 1999                  December 31, 1999 vs. 1998
                                                     --------------------------                  --------------------------
                                                  Increase / (Decrease)                     Increase / (Decrease)
                                                         Due to              Total                  Due to               Total
                                                         ------             Increase                ------             Increase
                                                  Rate          Volume     (Decrease)         Rate         Volume     (Decrease)
                                                  ----          ------     ----------         ----         ------     ----------
                                                                             (Dollars in Thousands)
Interest-earning Assets:
  Loans receivable                                    $ 59         $ 132         $ 191           $ (85)       $ 119          $ 34
  Mortgage-backed securities                            36           186           222              (3)          46            43
  FHLB stock and other investment securities             5             3             8              (1)          (3)           (4)
  Interest-bearing deposits                             26           (50)          (24)             18           59            77
                                               ------------  ------------  ------------    ------------ ------------  ------------

    Total interest-earning assets                      126           271           397             (71)         221           150
                                               ------------  ------------  ------------    ------------ ------------  ------------

Interest-bearing Liabilities:
  Deposits                                              42            57            99             (72)          78             6
  FHLB advances                                         19           102           121              (4)          36            32
                                               ------------  ------------  ------------    ------------ ------------  ------------

    Total interest-bearing liabilities                  61           159           220             (76)         114            38
                                               ------------  ------------  ------------    ------------ ------------  ------------

Increase (decrease) in net interest income            $ 65         $ 112         $ 177             $ 5        $ 107         $ 112
                                               ============  ============  ============    ============ ============  ============

Comparison of Financial Condition at December 31, 2000 and December 31, 1999

     Total assets increased $3.5 million, or 12.1%, from $28.8 million at December 31, 1999 to $32.3 million at December 31, 2000.

     Loans receivable increased by approximately $2.5 million or 13.6% from December 31, 1999 to December 31, 2000 as originations exceeded repayments for the period. The increase in loans receivable in 2000 was primarily caused by increases in our single family residential, construction and consumer loans.

     Investment securities increased from December 31, 1999 to December 31, 2000 by $2.2 million. During the year we purchased $3.7 million of mortgage-backed securities.

     Total deposits increased by $1.7 million or 7.4% from $22.9 million at December 31, 1999 to $24.6 million at December 31, 2000. The increase was primarily due to the Association offering a seven and fourteen-month certificate of deposit at special rates during a particularly competitive market for deposits.

     Our total stockholders' equity increased $308,000 from $3,504,000 at December 31, 1999 to $3,812,000 at December 31, 2000. Net income of $297,000, an increase of $24,000 in unearned gains on available-for-sale investment securities, a $17,000 decrease in unearned ESOP shares, and a $5,000 decrease in RRP shares increased stockholders equity during the period. These factors were partially offset by the payment of four quarterly dividends totaling $35,000.

Comparison of Results of Operations for the Years Ended December 31, 2000, 1999, and 1998

     Net income was $297,000 for the year ended December 31, 2000 compared to $184,000 for 1999 and $195,000 for 1998. The higher net income in 2000 was primarily attributable to an increase of $177,000 in net interest income. Net income for 2000 resulted in a return on average assets of .97% compared to .68% and .84% for 1999 and 1998, respectively.

     Interest Income: Interest income totaled $2.3 million, $1.9 million and $1.7 million for 2000, 1999 and 1998, respectively. The increase in total interest income in 2000 was primarily due to increases in interest-earning assets funded by increased deposits and advances from the Federal Home Loan Bank of Dallas. The average balance of interest-earning assets increased $3.6 million in 2000 and $3.5 million in 1999. The average yield on interest-earning assets in 1998 was 7.58%, decreasing in 1999 to 7.15% and then increasing in 2000 to 7.62%. The increased yields on assets in 2000 were primarily due to higher yields on our adjustable-rate mortgage loans and adjustable-rate mortgage-backed securities.

     Our  primary  source of interest  income for the  three-year  period  ended
December 31, 2000 was from loans receivable. Interest income from loans receivable was $1.6 million, $1.4 million and $1.4 million for 2000, 1999 and 1998, respectively. The average balances of loans receivable also increased during the period with a $1.6 million increase in 2000, a $1.5 million increase in 1999 and an $876,000 increase in 1998 due to increased loan demand in our market area.

     Interest income on investment securities increased in 2000 by $222,000 due to an increase in average balances of $2.9 million and an increase in the average rate paid. Interest income on investment securities increased in 1999 by $42,000 due to an increase in average balances of $788,000. Interest income on FHLB stock and other securities increased by $7,000 in 2000 due to an increase in average balances of $50,000. These increases in interest income were offset by a decrease in interest income on deposits in 2000 by $24,000 due to a decrease in average balances of $1.0 million. Interest income on deposits in 1999 increased due to an increase in average balances and an increase in the average rates paid.

     Interest Expense: Interest on deposits increased by $99,000 or 11.0% in 2000 after increasing by $5,300 or less than 1% in 1999 compared to the respective prior periods. The increase in 2000 was due to a $1.3 million or 6.1% increase in the average balances of deposits and an increase in the average rates paid from 4.03% in 1999 to 4.21% in 2000. The higher rate was mainly due to the average balance of higher rate certificates of deposit increasing in 2000, while the lower rate passbook and NOW accounts declined.

     Interest on advances from the Federal Home Loan Bank increased by $120,000 or 245% in 2000 over 1999 and increased $32,500 or 195% in 1999 over 1998, due to the fact the Association utilized advances in 2000 and 1999 to purchase mortgage-backed securities and certificates of deposits in other financial institutions.

     Net Interest Income: Net interest income was $1.1 million, $933,000 and $821,000 for 2000, 1999 and 1998, respectively. The increases in net interest income reflect increases in average interest-earning assets over average interest-bearing liabilities each year. These increases were offset by a decrease in our average interest rate spread from 3.19% for 1998 to 3.09% for 1999. Average interest rate spread increased to 3.22% in 2000. Our net interest margin was 3.70%, 3.54% and 3.59% for 2000, 1999 and 1998.

     Provisions for Loan Losses: The net provision for loan losses decreased by $5,000 in 2000, which decreased our allowance for loan losses to $396,000 or 1.9% of the loan portfolio. In 1999, the net provision for loan losses was $9,000, which decreased our allowance for loan losses to $406,000 or 2.2% of the loan portfolio. In 1998, the provision was $21,000, which increased our allowance for loan losses to $412,000 or 2.3% of the loan portfolio. With non-performing assets at December 31, 2000, 1999, and 1998 being $393,000, $119,000 and $242,000, our analysis of the provision for loan losses led to the conclusion that the allowance for loan losses was sufficient to meet the modest charge off and the current asset quality of the loan portfolio.

     Non-interest Income: Non-interest income for 2000, 1999 and 1998 was $97,000, $97,000 and $101,000, respectively. Non-interest income consisted primarily of customer service fees related to customers' deposit accounts and loan service charges.

     Non-interest Expense: Non-interest expense for 2000, 1999 and 1998 was $759,000, $744,000 and $604,000, respectively. The increase of $15,000 or 2.0%
in non-interest expense in 2000 over 1999 was primarily due to an increase in compensation and benefits, other general and administrative, advertising, and office supplies and postage. Compensation and benefits increased by $28,000 primarily due to an increase in staff. Other general and administrative expense increased by $19,000 mainly due to an increase in other operating expenses and officers and employee expense account. The increase in the officers and employee expense account was mainly caused by cost associated with employee training and education. Advertising increased $5,000 in 2000. Office supplies and postage increased $4,000 in 2000. These increases were offset by a $14,000 decrease in legal and other professional, a $13,000 decrease in data processing, a $8,000 decrease in deposit insurance premium and a $4,000 decrease in furniture and equipment. The increase in non-interest expense in 1999 was primarily due to an increase in legal and other professional, parish and city tax assessment, other general and administrative compensation and benefits, and other expenses.

     Our operating efficiency, measured by our efficiency ratio (non-interest expense divided by the total of net interest income and non-interest income, was 62.9%, 72.2%, and 65.5% for 2000, 1999 and 1998, respectively. The lower operating efficiency for 2000 is primarily due to the increased net interest income. The ratios of non-interest expense to average total assets were 2.5%, 2.7% and 2.6% for 2000, 1999, and 1998, respectively.

     Income Taxes: Our effective tax rate was 33%, 34% and 34% for 2000, 1999 and 1998, respectively. See Note J of the Notes to Consolidated Financial Statements.

Sources of Capital and Liquidity

     We have historically maintained substantial levels of capital. The assessment of capital adequacy depends on several factors, including asset quality, earnings trends, liquidity and economic conditions. We seek to maintain high levels of regulatory capital to give us maximum flexibility in the changing regulatory environment and to respond to changes in market and economic conditions. These levels of capital have been achieved through consistent earnings enhanced by low levels of non-interest expense and have been maintained at those high levels as a result of our policy of moderate growth generally confined to our market area. At December 31, 2000, we exceeded all current regulatory capital requirements and met the definition of a "well-capitalized" institution. See Note Q of the Notes to Consolidated Financial Statements.

     The primary business of our holding company is holding the stock of the Association. The net proceeds of the Conversion retained by our holding company on September 30, 1998 have provided sufficient funds for the Company's initial operations. Our holding company's primary sources of liquidity in the future will be dividends paid by the Association, repayment of the ESOP loan and income from investments in securities and other financial institutions. We are subject to certain regulatory limitations with respect to the payment of dividends to our holding company.

     We are required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the discretion of the OTS depending on economic conditions and deposit outflows, is based upon a percentage of deposits and, if any, short-term borrowings. At December 31, 2000, current OTS regulations required that a savings institution maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less, of which short-term liquid assets must consist of not less than 1%. At December 31, 2000, our liquidity, as measured for regulatory purposes, was 9.2% or $1.3 million in excess of the minimum OTS liquidity requirement of 4%. We seek to maintain a relatively high level of liquidity in order to retain flexibility in terms of lending and investment opportunities and deposit pricing, and in order to meet funding needs of deposit outflows and loan commitments. Historically, we have been able to meet our liquidity demands through internal sources of funding.

     Deposits are our primary source of funds for lending and other investment purposes. In addition to deposits, we derive funds from the payment of principal and interest on loans and investment securities. While scheduled principal and interest payments on loans and investment securities are a relatively predictable source of funds, deposit flows and loan and investment securities prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors. We do not solicit deposits outside of our market area through brokers or other financial institutions.

     We have also designated certain securities as available for sale in order to meet liquidity demands. At December 31, 2000, we had designated securities with a fair value of $6.2 million as available for sale. In addition to internal sources of funding, we are a member of the Federal Home Loan Bank of Dallas and have substantial borrowing authority with the Federal Home Loan Bank of Dallas. Our use of a particular source of funds is based on need, comparative total costs and availability.

     At December 31, 2000, we had outstanding approximately $172,000 in commitments to originate loans and unused lines of credit. At the same date, the total amount of certificates of deposit which were scheduled to mature in one year or less was $12.6 million. We anticipate that we will have resources to meet our current commitments through internal funding sources described above. Historically, we have been able to retain a significant amount of our deposits as they mature.

Impact of Inflation and Changing Prices

     The financial statements and related notes appearing elsewhere in this report have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. Virtually all of our assets and liabilities are monetary. As a result, changes in interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of New Accounting Standards

     The following are recently issued accounting standards which we have yet to adopt. For information about recent accounting standards which we have adopted, see Note W of the Notes to Consolidated Financial Statements.

     The Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting of Derivative Instruments and Hedging Activities, which establishes additional accounting and reporting standards for derivative instruments embedded in other contracts and hedging activities is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Statement of Financial Accounting Standards No. 137 (SFAS 137), Deferral of the Effective Date of FASB Statement No. 133, delayed the effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. We do not currently have any financial instruments that meet the standard's definition of a derivative. Consequently, the provisions of this pronouncement will not materially affect our consolidated financial position or results of operations.

         Statement of Financial Accounting Standards No. 140 (SFAS 140), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125, is generally effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, and it carries over most of statement 125's provisions without reconsideration. The provisions of this pronouncement will not materially affect the consolidated financial position or the consolidated results of operation of the Bancorp.

                          INDEPENDENT AUDITOR'S REPORT

Shareholders and Directors
  IBL Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of IBL Bancorp, Inc. and its wholly-owned subsidiary, The Iberville Building and Loan Association, as of December 31, 2000 and 1999, and the related consolidated statements of income and comprehensive income, changes in shareholders'equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IBL Bancorp, Inc. and its wholly-owned subsidiary, The Iberville Building and Loan Association as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

January 26, 2001

                               IBL BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 2000 and 1999


                                                                                             2000                1999

ASSETS
Cash and amounts due from depository institutions...................................  $       166,845       $       770,481
Interest-bearing deposits in other institutions.....................................        1,500,837             2,121,112
                                                                                      ---------------       ---------------
     Total cash.....................................................................        1,667,682             2,891,593
                                                                                      ---------------       ---------------
Time deposits.......................................................................        1,103,000             1,101,000
                                                                                      ---------------       ---------------
Mortgage-backed securities
 Held to maturity (estimated market value $2,068,676 and $2,308,395)................        2,068,115             2,371,700
 Available-for-sale (amortized cost $6,205,163 and $3,739,649)......................        6,234,114             3,732,565
                                                                                      ---------------       ---------------
     Total investment securities....................................................        8,302,229             6,104,265
                                                                                      ---------------       ---------------
Loans receivable....................................................................       21,065,939            18,549,659
Less allowance for loan losses......................................................          395,880               406,329
                                                                                      ---------------       ---------------
     Loans receivable, net..........................................................       20,670,059            18,143,330
                                                                                      ---------------       ---------------
Premises and equipment, net.........................................................          133,198               154,248
Federal Home Loan Bank stock, at cost...............................................          208,300               180,200
Accrued interest receivable.........................................................          150,183               108,581
Other assets........................................................................           22,543                93,134
                                                                                      ---------------       ---------------
         Total assets...............................................................  $    32,257,194       $    28,776,351
                                                                                      ===============       ===============

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits........................................ ...................................  $    24,567,301       $    22,884,393
Advances from Federal Home Loan Bank................................................        3,697,000             2,300,000
Advances by borrowers for taxes and insurance.......................................           16,105                12,821
Income taxes payable................................................................           83,332                   477
Other liabilities and deferrals.....................................................           81,093                74,622
                                                                                      ---------------       ---------------
         Total liabilities..........................................................       28,444,831            25,272,313
                                                                                      ---------------       ---------------

Commitments and contingencies ......................................................                -                     -
                                                                                      ---------------       ---------------

Preferred stock - $.01 par, 2,000,000 shares authorized.............................                -                     -
Common stock - $.01 par, 5,000,000 shares authorized, 210,870 shares
 issued  ...........................................................................            2,109                 2,109
Additional paid-in capital..........................................................        1,740,992             1,740,201
Unearned ESOP shares................................................................         (130,734)             (147,603)
Unearned RRP shares.................................................................          (39,302)              (44,193)
Retained earnings - substantially restricted........................................        2,220,190             1,958,199
Accumulated other comprehensive income (loss).......................................           19,108                (4,675)
                                                                                      ---------------       ---------------
         Total  stockholders' equity................................................        3,812,363             3,504,038
                                                                                      ---------------       ---------------
         Total liabilities and stockholders' equity.................................  $    32,257,194       $    28,776,351
                                                                                      ===============       ===============


The accompanying notes are an integral part of these financial statements.

                                IBL BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                            AND COMPREHENSIVE INCOME

                     Years ended December 31, 2000 and 1999

                                                                                           2000                   1999

INTEREST INCOME
Loans...........................................................................      $     1,632,503       $     1,440,951
Mortgage-backed securities......................................................              487,789               265,684
FHLB stock and other securities.................................................               16,739                 9,588
Deposits .......................................................................              145,996               170,220
                                                                                      ---------------       ---------------

     Total interest income......................................................            2,283,027             1,886,443
                                                                                      ---------------       ---------------

INTEREST EXPENSE

Deposits

 Interest-bearing demand deposit accounts.......................................              131,234                91,325
 Passbook savings accounts......................................................               94,084               106,512
 Certificate of deposit accounts................................................              777,708               705,898
                                                                                      ---------------       ---------------
     Total interest on deposits.................................................            1,003,026               903,735
Advances from Federal Home Loan Bank............................................              169,559                49,215
                                                                                      ---------------       ---------------
     Total interest expense.....................................................            1,172,585               952,950
                                                                                      ---------------       ---------------
         Net interest income....................................................            1,110,442               933,493
Provision for losses on loans...................................................                4,067                 8,604
                                                                                      ---------------       ---------------
NET INTEREST INCOME AFTER PROVISION FOR

 LOSSES ON LOANS................................................................            1,106,375               924,889
                                                                                      ---------------       ---------------

NON-INTEREST INCOME

Service charges on deposit accounts.............................................               82,023                79,119
Other...........................................................................               14,648                18,056
                                                                                      ---------------       ---------------
     Total non-interest income..................................................               96,671                97,175
                                                                                      ---------------       ---------------

NON-INTEREST EXPENSES

Compensation and benefits.......................................................              381,950               353,551
Occupancy.......................................................................               32,212                31,729
Furniture and equipment.........................................................               28,612                32,759
Deposit insurance premium.......................................................                4,824                13,018
Data processing.................................................................               58,771                71,503
Legal and other professional....................................................               58,447                72,350
Advertising.....................................................................               18,629                13,356
Office supplies and postage.....................................................               35,301                31,268
Other taxes - share tax assessment..............................................               31,052                34,097
Other general and administrative................................................              109,215                90,602
                                                                                      ---------------       ---------------
     Total non-interest expenses................................................              759,013               744,233
                                                                                      ---------------       ---------------

Continued. . .

                                                                                           2000                    1999

INCOME BEFORE PROVISION FOR INCOME TAXES........................................      $       444,033       $       277,831

PROVISION FOR INCOME TAXES......................................................              147,216                93,442
                                                                                      ---------------       ---------------

NET INCOME......................................................................      $       296,817       $       184,389
                                                                                      ===============       ===============

Basic earnings per share........................................................      $          1.55       $           .95
                                                                                      ===============       ===============

Diluted earnings per share......................................................      $          1.52       $           .94
                                                                                      ===============       ===============


COMPREHENSIVE INCOME
Net income......................................................................      $       296,817       $       184,389
                                                                                      ---------------       ---------------

Other comprehensive income (loss)
  Unrealized holding gains (losses) on securities during the period.............               36,035                (6,640)
  Income tax benefit (expense) related to unrealized holding
   gains (losses)...............................................................              (12,252)                2,258
                                                                                      ----------------      ---------------
Other comprehensive income (loss), net of  tax effects..........................               23,783                (4,382)
                                                                                      ---------------       ----------------

Comprehensive income............................................................      $       320,600       $       180,007
                                                                                      ===============       ===============

The accompanying notes are an integral part of these financial statements.

                                IBL BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                     Years ended December 31, 2000 and 1999


                                                                   Additional       Unearned         Unearned
                                                   Common          Paid - In          ESOP             RRP
                                                   Stock            Capital          Shares           Shares
                                                   -----            -------          ------           ------
BALANCE, DECEMBER 31, 1998..................   $       2,109    $   1,740,254     $    (165,971)   $            -
                                               -------------    -------------     -------------    --------------

COMPREHENSIVE INCOME
Net income..................................               -                -                 -                 -
Other comprehensive income, net of tax
  Unrealized losses on securities...........               -                -                 -                 -
                                               -------------    -------------     -------------    --------------
Comprehensive income........................               -                -                 -                 -
                                               -------------    -------------     -------------    --------------
ESOP shares released for allocation.........               -              (53)           18,368                 -
Acquisition of RRP shares...................               -                -                 -           (69,875)
RRP shares issued...........................               -                -                 -            25,682
Dividends...................................               -                -                 -                 -
                                               -------------    -------------     -------------    --------------
BALANCE, DECEMBER 31, 1999..................           2,109        1,740,201          (147,603)          (44,193)
                                               -------------    -------------     -------------    --------------

COMPREHENSIVE INCOME
Net income..................................               -                -                 -                 -
Other comprehensive income, net of tax
  Unrealized gains on securities............               -                -                 -                 -
                                               -------------    -------------     -------------    --------------
Comprehensive income........................               -                -                 -                 -
                                               -------------    -------------     -------------    --------------
ESOP shares released for allocation.........               -              791            16,869                 -

Acquisition of RRP shares...................               -                -                 -           (20,791)
RRP shares issued...........................               -                -                 -            25,682
Dividends...................................               -                -                 -                 -
                                               -------------    -------------     -------------    --------------
BALANCE, DECEMBER 31, 2000..................   $       2,109    $   1,740,992     $    (130,734)   $      (39,302)
                                               =============    =============     =============    ===============


                                                       Retained         Accumulated
                                                       Earnings -         Other
                                                        Substan-          Compre-
                                                         tially           hensive           Total
                                                       Restricted         Income            Equity
                                                       ----------         ------            ------
BALANCE, DECEMBER 31, 1998..................         $   1,806,496    $         (293)   $   3,382,595
                                                     -------------    --------------    -------------

COMPREHENSIVE INCOME
Net income..................................               184,389                 -          184,389
Other comprehensive income, net of tax
  Unrealized losses on securities...........                     -            (4,382)          (4,382)
                                                     -------------    --------------    -------------
Comprehensive income........................               184,389            (4,382)         180,007
                                                     -------------    --------------    -------------
ESOP shares released for allocation.........                     -                 -           18,315
Acquisition of RRP shares...................                     -                 -          (69,875)
RRP shares issued...........................                     -                 -           25,682
Dividends...................................               (32,686)                -          (32,686)
                                                     -------------    --------------    --------------
BALANCE, DECEMBER 31, 1999..................             1,958,199            (4,675)       3,504,038
                                                     -------------    --------------    -------------

COMPREHENSIVE INCOME
Net income..................................               296,817                 -          296,817
Other comprehensive income, net of tax
  Unrealized gains on securities............                     -            23,783           23,783
                                                     -------------    --------------    -------------
Comprehensive income........................               296,817            23,783          320,600
                                                     -------------    --------------    -------------
ESOP shares released for allocation.........                     -                 -           17,660

Acquisition of RRP shares...................                     -                 -          (20,791)
RRP shares issued...........................                     -                 -           25,682
Dividends...................................               (34,826)                -          (34,826)
                                                     --------------   --------------    --------------
BALANCE, DECEMBER 31, 2000..................         $   2,220,190    $       19,108    $   3,812,363
                                                     ==============   ==============    ==============

The accompanying notes are an integral part of these financial statements.

                               IBL BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years ended December 31, 2000 and 1999


                                                                                           2000                    1999

CASH FLOWS FROM OPERATING ACTIVITIES
Net income..........................................................................  $       296,817       $       184,389
                                                                                      ---------------       ---------------
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Depreciation......................................................................           22,334                27,013
  Provision for loan losses.........................................................            4,067                 8,604
  ESOP contribution.................................................................           17,660                18,315
  Release of RRP shares.............................................................           25,682                25,682
  Provision for deferred federal income tax (tax benefit)...........................           (8,677)               19,279
  Amortization of net premium on investment and mortgage-backed
   securities.......................................................................           11,734                18,462
  Net discount charged on installment loans.........................................           45,694                14,564
  Net loan fees deferred............................................................            2,436                   571
  Deferred profit recognized on sale of real estate.................................              (99)                  (98)
  Stock dividends from Federal Home Loan Bank.......................................          (14,800)               (9,400)
  Net increase in interest receivable...............................................          (41,602)              (34,339)
  Net increase in income taxes receivable...........................................                -               (67,053)
  Net decrease (increase) in other assets...........................................           67,016                (2,902)
  Net increase (decrease) in interest payable.......................................           43,885                (4,204)
  Net increase (decrease) in income taxes payable...................................           82,855               (38,911)
  Net increase in other liabilities.................................................            4,988                24,096
                                                                                      ---------------       ---------------
     Total adjustments..............................................................          263,173                  (321)
                                                                                      ---------------       ---------------
Net cash provided by operating activities...........................................          559,990               184,068
                                                                                      ---------------       ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in loans receivable................ ...................................       (2,578,926)             (968,590)
Purchases of securities available-for-sale .........................................       (3,408,739)           (2,838,544)
Principal payments received on mortgage-backed securities
 available-for-sale.................................................................          936,010               543,442
Purchases of securities held-to-maturity............................................         (262,767)             (735,934)
Principal payments received on mortgage-backed securities
 held-to-maturity...................................................................          561,893               477,789
Purchase of municipal obligation....................................................          (70,283)                    -
Maturity of municipal obligation....................................................           70,283                     -
Purchase of FHLB stock..............................................................          (13,300)                    -
Proceeds from sale of foreclosed assets.............................................                -                10,500
Purchases of office property and equipment..........................................           (1,284)              (27,082)
Certificates of deposits acquired...................................................         (300,000)             (606,000)
Maturity of certificates of deposit.................................................          298,000               300,000
                                                                                      ---------------       ---------------
Net cash used in investing activities...............................................       (4,769,173)           (3,844,419)
                                                                                      ---------------       ---------------

Continued. . .

                                                                                           2000                   1999

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposit accounts....................................................  $     1,639,023       $     2,989,913
Net increase in advances by borrowers for taxes and insurance.......................            3,284                    40
Cash dividends......................................................................          (33,244)              (31,632)
Acquisition of RRP shares...........................................................          (20,791)              (69,875)
Advances from Federal Home Loan Bank................................................       28,955,000             1,805,000
Repayment of Federal Home Loan Bank advances........................................      (27,558,000)                    -
                                                                                      ----------------      ---------------
Net cash provided by financing activities...........................................        2,985,272             4,693,446
                                                                                      ---------------       ---------------
NET INCREASE (DECREASE) IN CASH.....................................................       (1,223,911)            1,033,095
Cash - beginning of period..........................................................        2,891,593             1,858,498
                                                                                      ---------------       ---------------
Cash - end of period................................................................  $     1,667,682       $     2,891,593
                                                                                      ===============       ===============

The accompanying notes are an integral part of these financial statements.

                                IBL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

A:       SIGNIFICANT ACCOUNTING POLICIES

         Nature of operations

         IBL Bancorp, Inc.(Bancorp) was organized as a Louisiana corporation on June 16, 1998 for the purpose of acquiring The Iberville Building and Loan Association (Association) as its sole wholly-owned operating subsidiary. References herein to the Bancorp include the Association unless the context indicates otherwise.

         The Association is a state chartered financial institution whose deposits are insured by the Federal Deposit Insurance Corporation
         (FDIC). It is subject to regulation of the FDIC, the Office of Thrift Supervision, and the Office of Financial Institutions for the State of Louisiana. The Association provides a variety of banking services to individuals and businesses. Its primary deposit products are demand deposits and certificates of deposit, and its primary lending products are real estate mortgage loans. The Association primarily serves the parishes of Iberville and West Baton Rouge from its only office location in Plaquemine, Louisiana.

         Principles of consolidation

         The accompanying consolidated financial statements include the accounts of the Bancorp and its wholly-owned subsidiary, the Association. In consolidation, intercompany accounts and transactions have been eliminated.

         Basis of financial statement presentation

         The accounting and reporting policies followed by the Bancorp and the Association are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the savings and loan industry. The more significant of the principles used in preparing the financial statements are briefly described below.

         Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and real estate owned. A majority of the Association's loan portfolio consists of single-family residential loans in Iberville and West Baton Rouge parishes. The ultimate collectibility of a substantial portion of the Association's loan portfolio is susceptible to changes in local economic conditions.

         While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Association's allowances for losses on loans and foreclosed real estate. Such agencies may require the Association to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

         Investment securities

         Trading securities - Debt securities and equity securities with readily determinable fair values that are acquired with the intention of being resold in the near term are classified as trading securities and are recorded at their fair values. Realized and unrealized gains and losses on trading account securities are recognized in current earnings. The Bancorp does not currently hold any securities for trading purposes.

         Securities held-to-maturity - Debt securities which the Bancorp both positively intends and has the ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity.

         Securities available-for-sale - Securities not meeting the criteria of either trading securities or securities held to maturity are classified as available for sale and carried at fair value.

         Unrealized holding gains and losses for these securities are recognized, net of related tax effects, as a separate component of comprehensive income and equity. Realized gains and losses on the sale of securities available-for-sale are determined using the specific-identification method based on original cost. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

         Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

         Loans receivable

         Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net deferred loan-origination fees.

         Interest on consumer loans with maturities of sixty months or less made on a discount basis is recognized and included in interest income using the sum-of-the-months-digits method over the term of the loan which approximates the level-yield method. Interest on all other loans is accrued periodically based on the principal balance outstanding.
         Interest accrued on such loans but unpaid is included in accrued interest receivable.

         When, in the judgement of management, collection of accrued interest on a loan becomes doubtful, or when a loan becomes ninety days delinquent, further accrual of interest income is suspended and the loan is placed on a non-accrual status. Interest accrued on such loans during the current year, but uncollected, is reversed against operations. Subsequent payments are generally applied to reduce the principal amount outstanding.

         Loans determined to be impaired under the provisions of Statement of Accounting Standards (SFAS) No. 114, Accounting by Creditors for
         Impairment of a Loan and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures are carried at either the discounted present value of expected future cash flows or the fair value of underlying collateral if the loan is collateral dependent. A loan is considered impaired when it is probable that principal and interest will not be collected under the terms of the loan. All nonaccrual loans are considered impaired. The provisions of SFAS Nos. 114 and 118 do not apply to large groups of smaller balance homogeneous loans including certain smaller balance home equity and improvement loans and other consumer loans that are collectively evaluated for impairment. Losses on impaired loans are included in the allowance for loan losses.

         Allowance for losses

         It is the Bancorp's policy to provide a valuation allowance for estimated losses on loans. Various factors including the composition of the loan portfolio, past loan loss experience, current economic conditions and a specific provision for impaired loans provide a basis for management's determination of the amount of the valuation allowance for loan losses. Additions to the allowance are charged against current operations. Loans or portions of loans, including impaired loans, deemed to be uncollectible are charged off against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

         Loan origination fees

         Loan origination fees and certain direct costs of underwriting and closing loans are deferred and amortized to income over the life of the related loans using the level yield method.

         Real estate acquired in settlement of loans

         Real estate acquired in settlement of loans is recorded at the lower of cost, that is, the balance of the loan, or its estimated fair value on the date acquired. Capital improvements made thereafter to facilitate sale are added to the carrying value, and adjustments are made to reflect declines, if any, in net realizable values below the recorded amounts. Costs of holding real estate acquired in settlement of loans are reflected in income currently. Gains and losses realized on sales of such real estate are reflected in current income based on the property's initial recorded value plus capital improvements.

         When sales of real estate are facilitated by financing, the adjusted sales price is determined to be the sum of the cash proceeds, if any, and the discounted present value of the loan. Gains and losses are determined with reference to the adjusted sales price, and are recognized currently except in certain circumstances when the cash paid in is deemed insufficient, in which case, any gains resulting from the sale are deferred and recognized as the debt principal is recognized.

         Premises and equipment

         Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line basis or under various accelerated methods over estimated useful lives as follows:

         Office building........................................  30-40 years
         Furniture, fixtures and equipment......................   5-10 years

         Costs of major additions are capitalized while repair and maintenance costs are charged to operations as incurred.

         Recognition of FHLB stock dividends

         In accordance with current industry practice, stock dividends from the FHLB are recorded as income when declared based upon a par value of $100 per share for the number of shares issued.

         Income taxes

         Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes which are determined under the liability method.

         Deferred  taxes are related  primarily to the  differences  between the financial and income tax bases of certain assets and liabilities including accumulated depreciation on premises and equipment, deferred loan fees and costs, interest discount and accruals, allowances for losses on loans, Federal Home Loan Bank stock, ESOP and RRP benefits, and deferred gain on property sales. Deferred tax assets and liabilities represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

         Cash flows

         Cash consists of cash and interest-earning deposits due from other financial institutions. For purposes of the statement of cash flows, the Bancorp considers highly liquid deposits including certificates of deposits with maturities of three months or less when purchased to be "cash." All other deposits, debt securities and investments regardless of maturities are classified as time deposits or investment securities.

         Off-balance-sheet financial instruments

         In  the  ordinary   course  of  business,   the  Bancorp   enters  into
         transactions that produce off-balance-sheet financial instruments consisting of letters of credit and other commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded.

         Loan servicing

         None of the Bancorp's loan servicing rights was obtained after December 15, 1995. Consequently, the cost of loan servicing rights has not been capitalized.

         Advertising

         The  Bancorp   expenses   advertising   costs  as  they  are  incurred.
         Advertising expense is reflected in the accompanying statements of income and comprehensive income.

B        LOANS RECEIVABLE

         Loans receivable as of December 31, 2000 and 1999 consisted of the following:

                                                                                          2000                      1999
                                                                                          ----                      ----
         First mortgage loans
          Single-family residential.................................................  $    13,963,818       $    12,386,972
          Construction..............................................................        1,473,000               776,000
          Commercial real estate....................................................        1,380,730             1,308,717
          Land......................................................................          345,431               401,455
                                                                                      ---------------       ---------------
                                                                                           17,162,979            14,873,144
         Less:  undisbursed loans in process........................................          671,182               516,655
                   deferred loan fees...............................................           12,109                 9,673
                   allowance for losses.............................................          293,701               337,905
                                                                                      ---------------       ---------------
         Net first mortgage loans...................................................       16,185,987            14,008,911
                                                                                      ---------------       ---------------
         Home equity and improvement loans..........................................          979,978               956,482
         Share loans................................................................          547,257               555,140
         Other consumer and single-pay loans........................................        3,348,552             2,935,063
          Less:  unearned discount..................................................          289,536               243,842
                                                                                      ---------------       ---------------
         Net other consumer loans...................................................        3,059,016             2,691,221
                                                                                      ---------------       ---------------
         Total consumer loans.......................................................        4,586,251             4,202,843
         Less:  allowance for losses................................................          102,179                68,424
                                                                                      ---------------       ---------------
         Net consumer loans.........................................................        4,484,072             4,134,419
                                                                                      ---------------       ---------------
         Net loans receivable.......................................................  $    20,670,059       $    18,143,330
                                                                                      ===============       ===============

         At December 31, 2000 and 1999, unpaid balances of impaired loans upon which the accrual of interest had been suspended, all of which had allowances determined in accordance with SFAS No. 114 and No. 118, amounted to $393,037 and $118,647, respectively. At December 31, 2000, $37,979 of the allowance for loan losses related to impaired loans, while at December 31, 1999, none of the allowance for loan losses related to impaired loans. Interest income on impaired loans of $16,180 and $15,157 was recognized for cash payments received in 2000 and 1999, respectively. The average recorded investment in impaired loans for those periods was $200,164 and $180,189, respectively.

         The Association is not committed to lend additional funds to debtors whose loans have been classified as nonperforming.

         At December 31, 2000 and 1999, the directors and officers (related parties) owed the Association $1,079,766 and $521,316, respectively.

         During the years ended December 31, 2000 and 1999, new loans to such related parties amounted to $672,055 and $122,610, respectively. Principal repayments by such related parties amounted to $113,065 and $76,147 for the years ended December 31, 2000 and 1999, respectively. Such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time in comparable transactions with others. These loans do not involve more than a normal risk of collectibility or carry other terms unfavorable to the Association.

C:       ALLOWANCE FOR LOSSES

         A summary of the changes in the allowance for loan losses for the years ended December 31, 2000 and 1999, is as follows:

                                                                                           2000                  1999
                                                                                           ----                  ----
         Balance - beginning of year................................................  $       406,329       $       411,621
         Provision for loan losses..................................................            4,067                 8,604
         Charge-offs................................................................          (14,949)              (15,792)
         Recoveries.................................................................              433                 1,896
                                                                                      ---------------       ---------------
                                                                                      $       395,880       $       406,329
                                                                                      ===============       ===============

         There were no other real estate holdings or related allowance for real estate losses at December 31, 2000 and 1999.

D:       PREMISES AND EQUIPMENT

         Premises and equipment as of December 31, 2000 and 1999 are summarized by major classifications as follows:

                                                                                           2000                  1999
                                                                                           ----                  ----
         Land.......................................................................  $        22,416       $        22,416
         Office building............................................................          266,688               266,688
         Furniture, fixtures and equipment..........................................          144,490               160,234
                                                                                      ---------------       ---------------
                                                                                              433,594               449,338
         Less:  accumulated depreciation............................................          300,396               295,090
                                                                                      ---------------       ---------------
                                                                                      $       133,198       $       154,248
                                                                                      ===============       ===============

         Depreciation expense for the year..........................................  $        22,334       $        27,013
                                                                                      ===============       ===============

E:       INVESTMENT SECURITIES

         The amortized cost and estimated market value of investments in securities are as follows as of December 31, 2000 and 1999:

                                                                      Gross               Gross                  Estimated
                                             Amortized              Unrealized          Unrealized                Market
                                               Cost                   Gains               Losses                  Value
                                          ----------------      ----------------      ---------------       ---------------

         Securities Available-for-Sale:
         December 31, 2000
         -----------------
         Mortgage-backed securities
          FNMA..........................  $      4,144,980      $         52,619      $        22,876       $     4,174,723
          GNMA..........................         1,202,009                 7,552                3,297             1,206,264
          FHLMC.........................           858,174                 5,370               10,417               853,127
                                          ----------------      ----------------      ---------------       ---------------
                                          $      6,205,163      $         65,541      $        36,590       $     6,234,114
                                          ================      ================      ===============       ===============

         December 31, 1999
         -----------------
         Mortgage-backed securities
          FNMA..........................  $      2,155,644      $          5,873      $        14,485       $     2,147,032
          GNMA..........................         1,146,440                 5,689                2,459             1,149,670
          FHLMC.........................           437,565                     -                1,702               435,863
                                          ----------------      ----------------      ---------------       ---------------
                                          $      3,739,649      $         11,562      $        18,646       $     3,732,565
                                          ================      ================      ===============       ===============

         Securities Held-to-Maturity:
         December 31, 2000
         -----------------
         Mortgage-backed securities
          FNMA..........................  $      1,442,214      $         17,356      $        13,248       $     1,446,322
          GNMA..........................            73,786                     7                  139                73,654
          FHLMC.........................           552,115                 2,331                5,746               548,700
                                          ----------------      ----------------      ---------------       ---------------
                                          $      2,068,115      $         19,694      $        19,133       $     2,068,676
                                          ================      ================      ===============       ===============

         December 31, 1999
         -----------------
         Mortgage-backed securities
          FNMA..........................  $      1,460,934      $              -      $        37,679       $     1,423,255
          GNMA..........................            91,779                     -                  267                91,512
          FHLMC.........................           818,987                 1,495               26,854               793,628
                                          ----------------      ----------------      ---------------       ---------------
                                          $      2,371,700      $          1,495      $        64,800       $     2,308,395
                                          ================      ================      ===============       ===============

         The following is a summary of maturities of securities held-to-maturity and available-for-sale as of December 31, 2000 and 1999:

                                                                       Weighted
                                                                        Average         Amortized               Fair
                                                                         Yield            Cost                  Value
                                                                       ---------        ---------               -----

         December 31, 2000
         -----------------
         Available-for-Sale
         ------------------
         Due in one year or less..................................        7.10%       $        15,777       $        15,778
         Due from one to five years...............................        -                         -                     -
         Due from five to ten years...............................        -                         -                     -
         Due after ten years......................................        7.60%             6,189,386             6,218,336
                                                                                      ---------------       ---------------
                                                                          7.60%       $     6,205,163       $     6,234,114
                                                                                      ===============       ===============

         Held-to-Maturity
         ----------------
         Due in one year or less..................................        7.00%       $         1,142       $         1,141
         Due from one to five years...............................        6.60%               320,213               323,628
         Due from five to ten years...............................        6.20%               989,526               997,389
         Due after ten years......................................        6.60%               757,234               746,518
                                                                                      ---------------       ---------------
                                                                          6.40%       $     2,068,115       $     2,068,676
                                                                                      ===============       ===============

         December 31, 1999
         -----------------
         Available-for-Sale
         ------------------
         Due in one year or less..................................        5.60%       $         6,835       $         6,835
         Due from one to five years...............................        -                         -                     -
         Due from five to ten years...............................        -                         -                     -
         Due after ten years......................................        6.20%             3,732,814             3,725,730
                                                                                      ---------------       ---------------
                                                                          6.20%       $     3,739,649       $     3,732,565
                                                                                      ===============       ===============

         Held-to-Maturity
         ----------------
         Due in one year or less..................................        5.60%       $       159,721       $       158,326
         Due from one to five years...............................        5.60%               153,163               149,232
         Due from five to ten years...............................        6.20%             1,117,619             1,081,010
         Due after ten years......................................        6.10%               941,197               919,827
                                                                                      ---------------       ---------------
                                                                          6.00%       $     2,371,700       $     2,308,395
                                                                                      ===============       ===============

         The amortized cost and fair value of mortgage-backed securities are presented by contractual maturity in the preceding table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

         Mortgage-backed securities with a carrying amount of $4,122,164 and $3,920,680 were pledged to secure deposits as required or permitted by law at December 31, 2000 and 1999, respectively. See Note G also.

F:       DEPOSITS

         An analysis of customers deposit accounts by interest rates as of December 31, 2000 and 1999 follows:

                                                 ----------2000--------                     ----------1999--------
         Balances by interest rate            Amount                Percent              Amount                Percent
         -------------------------        ----------------      --------------        ---------------       --------------
         Passbook and full-paid
          accounts 2.5% to 3.0%.........  $      3,134,073               12.76%       $     3,301,972                14.43%
                                          ----------------      --------------        ---------------       --------------
         Certificates and money-
          market accounts
           3.2 to 4.1%..................                --                  --              2,519,029                11.01%
           4.2 to 5.7%..................        10,335,438               42.07%            10,711,551                46.81%
           5.8 to 6.7%..................         2,098,410                8.54%             1,735,624                 7.58%
           6.8 to 7.7%..................         4,861,837               19.78%                    --                   --
                                          ----------------      --------------        ---------------       --------------
                                                17,295,685               70.39%            14,966,204                65.40%
                                          ----------------      --------------        ---------------       --------------
         NOW accounts
          non-interest bearing..........           690,055                2.81%               550,048                 2.40%
          2.3 to 3.0%...................         3,369,871               13.72%             4,032,436                17.62%
                                          ----------------      --------------        ---------------       --------------
                                                 4,059,926               16.53%             4,582,484                20.02%
                                          ----------------      --------------        ---------------       --------------
                                                24,489,684               99.68%            22,850,660                99.85%
         Accrued interest payable.......            77,617                0.32%                33,733                 0.15%
                                          ----------------      --------------        ---------------       --------------
                                          $     24,567,301              100.00%       $    22,884,393               100.00%
                                          ================      ==============        ===============       ==============

         The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $3,883,661 and $3,309,692 at December 31,
         2000 and 1999, respectively. Deposit amounts in excess of $100,000 are not federally insured.

         Maturities of certificates of deposit accounts are as follows at December 31, 2000:

         One year or less............................   $   12,597,935
         Over one to two years.......................        2,293,991
         Over two to three years.....................        1,177,104
         Over three years............................        1,226,655
                                                        ---------------
                                                        $   17,295,685

         Interest paid on deposits during 2000 and 1999 was $959,141 and $907,938, respectively.

         Officers' and directors' savings accounts amounted to $184,324 and $134,022 at December 31, 2000 and 1999, respectively.

G:       ADVANCES FROM FHLB AND OTHER BORROWED MONEY

         Advances from the Federal Home Loan Bank (FHLB) consisted of the following:

         Maturity                                              Contract
          Date                                                   Rate            2000                   1999
         --------                                              --------       -----------            ----------
         01-20-2000.....................................        5.85%       $             -       $       700,000
         01-20-2000.....................................        6.00%                     -               400,000
         01-25-2000.....................................        5.74%                     -               705,000
         07-28-2000.....................................        4.58%                     -               198,000
         01-04-2001.....................................        6.63%               600,000                     -
         01-09-2001.....................................        6.61%               900,000                     -
         01-11-2001.....................................        6.61%               700,000                     -
         01-24-2001.....................................        6.42%             1,000,000                     -
         01-25-2001.....................................        6.42%               200,000                     -
         10-01-2001.....................................        4.60%                99,000                99,000
         10-22-2001.....................................        4.51%                99,000                99,000
         09-03-2003.....................................        4.77%                99,000                99,000
                                                                            ---------------       ---------------
                                                                            $     3,697,000       $     2,300,000
                                                                            ===============       ===============


         Pursuant to collateral agreements with the FHLB, advances are secured by a blanket floating lien on first mortgage loans.

         Interest paid on advances from the Federal Home Loan Bank for 2000 and 1999 was $168,574 and $42,279, respectively.

H:       LOAN SERVICING

         Mortgage loans serviced for others are not included in the accompanying statements of financial condition. The unpaid principal balances of these loans at December 31, 2000 and 1999 are summarized as follows:

                                                                                           2000                   1999
                                                                                        ----------             ----------
         Mortgage loans underlying FHLMC
          mortgage-backed securities................................................ $        191,142      $        306,389
                                                                                      ===============       ===============

         Revenue from loan servicing was $1,045 and $1,687 for the years ended December 31, 2000 and 1999, respectively.

         Custodial escrow balances maintained in connection with the foregoing loan servicing were $652 and $1,742 at December 31, 2000 and 1999, respectively.

I:       ACCRUED INTEREST RECEIVABLE

         Accrued interest receivable at December 31, 2000 and 1999 is summarized as follows:

                                                                                           2000                   1999
                                                                                        -----------           ------------
        Time deposits and other
          investment securities..................................................... $         11,274      $         11,222
         Mortgage-backed securities.................................................           57,173                34,633
         Loans receivable...........................................................           81,736                62,726
                                                                                      ---------------       ---------------
                                                                                     $        150,183      $        108,581
                                                                                      ===============       ===============

J:       INCOME TAXES

         Income tax expense for the years ended December 31, 2000 and 1999 is summarized as follows:

                                                                                           2000                  1999
                                                                                        ----------            ----------
         Current.................................................................... $        155,893      $         74,163
         Deferred...................................................................           (8,677)               19,279
                                                                                      ---------------       ---------------
                                                                                     $        147,216      $         93,442
                                                                                      ===============       ===============

         Deferred income tax assets and liabilities are reflected in the accompanying balance sheets as follows:

                                                                                           2000                   1999
                                                                                        -----------           ------------
         Deferred tax liabilities................................................... $        (70,563)     $        (67,951)
         Deferred tax assets........................................................          129,479               133,464
         Deferred tax asset valuation allowance.....................................          (57,868)              (60,890)
                                                                                      ---------------       ---------------
         Net deferred tax asset (included in
          other assets)............................................................. $          1,048      $          4,623
                                                                                      ===============       ===============

         Provision for federal income taxes differs from that computed at the statutory 34% corporate tax rate, as follows:

                                                ----------2000--------                   ----------1999--------
                                                                  Effective                                  Effective
                                                Amount              Rate                  Amount               Rate
                                          -----------------     -----------           ---------------       -----------
         Tax at statutory rate.......... $         150,971           34%             $         94,463           34%
         Increase (decrease) in taxes:
          Permanent differences and
           other........................            (3,755)          (1)%                      (1,021)           -
                                          -----------------     -----------           ---------------       -----------
                                         $         147,216           33%             $         93,442           34%
                                          ================      ===========           ===============       ===========

         The Bancorp paid income taxes of $53,508 and $177,991 during the years ended December 31, 2000 and 1999, respectively. Additionally, the Bancorp received a refund of $48,000 during the year ended December 31, 2000.

         In prior years, the Association was allowed a special bad debt deduction under various income tax provisions. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than bad debt losses, they become subject to federal income tax at the then current corporate rate. Retained earnings at December 31, 2000 and 1999 include $110,577 for which federal income tax has not been provided. The unrecorded deferred liability on these amounts was approximately $37,600. Additionally, with the repeal in 1996 of the thrift bad debt reserve method that allowed for bad debt deductions based upon a percentage of taxable income, the Association is required to recapture over a six year period the $85,465 portion of its bad debt reserves that exceeds allowable reserves under the experience method.

K:       COMMITMENTS

         The Bancorp is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of the involvement the Bancorp has in particular classes of financial instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Bancorp evaluates each customer's credit worthiness on a case-by-case basis. The Bancorp's exposure to credit loss in the event of nonperformance by the other party to the financial instruments is represented by the contractual notional amount of those instruments.

         As of December 31, 2000 and 1999, the Bancorp was committed to grant adjustable-rate mortgage loans with contract notional amounts of $125,485 and $117,399, respectively, and as of December 31, 2000 a fixed-rate mortgage loan with a contract notional amount of $47,000. Additionally, the Bancorp held a $50,000 open letter of credit at December 31, 2000, and had issued lines of credit with contract notional amounts of the unused portion totaling $159,638 and $94,138 as of December 31, 2000 and 1999, respectively.

L:       PROFIT-SHARING PLAN

         The Association provides a non-contributory defined contribution retirement plan for all eligible employees. Contributions to the plan are based upon employee compensation at rates not to exceed 15% as determined annually by the Board of Directors. Contributions to the plan were $24,825 and $21,985 for 2000 and 1999, respectively.

M:       EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

         The IBL Bancorp, Inc. Employee Stock Ownership Plan enables eligible employees of the Bancorp and the Association to share in the growth of the Bancorp through the acquisition of stock. Employees are generally eligible to participate in the ESOP after completion of one year of service and attaining age 21.

         The ESOP acquired 16,869 shares of Bancorp stock at $10 a share in the Bancorp's initial public offering. The acquisition was funded by a loan from the Bancorp which bears interest at 8.5% and is being repaid principally from employer contributions to the ESOP over a period of ten years. The loan agreement requires quarterly interest and principal payments of $6,303. The loan is secured by the pledge of the common stock purchased. Contributions to the ESOP must be sufficient for debt service, but the company may, in any plan year, make additional discretionary contributions for the benefit of plan participants in the form of cash or shares of common stock.

         In the event of plan or participant termination, or upon the participant's death, disability or retirement, the Bancorp may be required to purchase, subject to certain limitations, the shares from the participants at the then fair market value.

         Shares purchased by the ESOP with the proceeds of the loan will be held in a suspense account and released to participants on a pro-rata basis as debt service payments are made. As the Bancorp and the Association make contributions to the ESOP sufficient to meet the principal and interest requirements on the loan, shares are released from collateral.

         The Bancorp accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP is not recorded as a note receivable by the Bancorp, but the shares pledged as collateral are reported as unearned ESOP shares on the statement of financial condition. As shares are released from collateral, the Bancorp reports compensation expense equal to the fair market value of the shares. ESOP compensation expense was $17,660 and $18,315 for the years ended December 31, 2000 and 1999, respectively. Any excess or deficit of fair value over the cost of the ESOP shares released is recorded in the equity section of the statement of financial condition as additional paid-in-capital. The cost of all unallocated shares held by the ESOP is reflected on the statement of financial condition as a contra equity account.

         The ESOP shares as of December 31, 2000 were as follows:

         Allocated shares..................................................           3,796
         Shares committed to be released...................................               -
         Unreleased shares.................................................          13,073
                                                                            ---------------
         Total ESOP shares.................................................          16,869
                                                                            ===============
         Fair value of unreleased shares................................... $       138,901
                                                                            ===============

N:       RECOGNITION AND RETENTION PLAN

         On December 10, 1999, the Bancorp established a Recognition and Retention Plan (RRP) as an incentive to retain personnel of experience and ability in key positions. The shareholders approved a total of 8,434 shares of stock to be acquired for the Plan, of which 7,169 shares have been allocated for distribution to key employees and directors. As shares are acquired for the plan, the purchase price of these shares is recorded as unearned compensation, a contra equity account. As the shares are distributed, the contra equity account is reduced.

         The allocated shares are earned by participants as plan share awards ratably over a specified period. If an employee or non-employee director plan participant is terminated prior to the end of the vesting period for any reason other than death, disability, retirement or a change in control, the recipient shall forfeit the right to any shares subject to the award which have not been earned. The compensation cost associated with the plan is based on the market price of the stock as of the date on which the plan shares are earned. Compensation expense pertaining to the Recognition and Retention Plan was $25,682 for each of the years ended December 31, 2000 and 1999.

         A summary of the changes in restricted stock follows:

                                                                                        Unawarded               Awarded
                                                                                          Shares                 Shares
                                                                                      ---------------       ---------------
         Balance, January 1, 1999...................................................                -                     -
         Purchased by Plan..........................................................            6,500                     -
         Granted....................................................................           (7,169)                7,169
         Earned and issued..........................................................                -                (2,390)
                                                                                      ---------------       ---------------
         Balance, December 31, 1999.................................................             (669)                4,779
         Purchased by Plan..........................................................            1,934                     -
         Earned and issued..........................................................                -                (2,389)
                                                                                      ---------------       ---------------
         Balance, December 31, 2000.................................................            1,265                 2,390
                                                                                      ===============       ===============

O:       STOCK OPTION PLAN

         On November 19, 1999, the Bancorp adopted a stock option plan for the benefit of directors, officers, and other key employees. An amount equal to 10% of the total number of common shares issued in the initial public offering or 21,087 shares are reserved for issuance under the stock option plan. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years.

         The Stock Option Plan also permits the granting of Stock Appreciation Rights (SARs). SARs entitle the holder to receive, in the form of cash or stock, the increase in fair value of Bancorp stock from the date of the grant to the date of exercise. No SARs have been issued under the plan.

         The following table summarizes the activity related to stock options:

                                                                  Exercise              Available              Options
                                                                   Price                for Grant            Outstanding
                                                               --------------         ---------------       ---------------
         At inception.........................................                                 21,087                     -
         Granted.............................................. $     10.50                    (17,925)               17,925
         Cancelled............................................        -                             -                     -
         Exercised............................................        -                             -                     -
                                                                                      ---------------       ---------------
         At December 31, 1999 and 2000........................                                  3,162                17,925
                                                                                      ===============       ===============

P:       NONCASH INVESTING AND FINANCING ACTIVITIES

         There were no noncash investing and financing activities for the years ended December 31, 2000 and 1999.

Q:       REGULATORY MATTERS

         The Association is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Association and its financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines involving quantitative measures of the Association's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). As discussed in greater detail below, as of December 31, 2000 and 1999, the Association meets the capital adequacy requirements to which it is subject.

         As of December 31, 2000 and 1999, based upon the most recent regulatory filings with OTS, the Association was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Association will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the following table.

         The actual and required capital amounts and ratios applicable to the Association are presented in the table below (dollars in thousands).

                                                                                                     Minimum Required
                                                                                                        To Be Well
                                                                        Minimum Required             Capitalized Under
                                                                          For Capital                Prompt Corrective
                                              Actual                    Adequacy Purpose             Action Provisions
                                        -----------------             -------------------          ---------------------
                                      Amount           Ratio        Amount            Ratio       Amount             Ratio
                                  -------------     ----------   ------------       --------   ------------       -----------
 As of December 31, 2000:
 -----------------------
  Total risk-based capital (To
   risk-weighted assets)......... $    3,363           21.18%    $    1,270            8.0%    $     1,588           10.0%
  Tier I capital (To
   risk-weighted assets).........      3,164           19.92%           635            4.0%            953            6.0%
  Tier I capital (To
   adjusted total assets)........      3,164           10.00%         1,266            4.0%          1,582            5.0%

 As of December 31, 1999:
 -----------------------
  Total risk-based capital (To
   risk-weighted assets)......... $    3,039           22.23%    $    1,093            8.0%    $     1,367           10.0%
  Tier I capital (To
   risk-weighted assets).........      2,867           20.98%           547            4.0%            820            6.0%
  Tier I capital (To
   adjusted total assets)........      2,867           10.18%         1,127            4.0%          1,408            5.0%

         In accordance with OTS Regulations, the Association established, upon conversion, on September 30, 1998, a "liquidation account" totaling $1,671,681, the amount of its retained earnings at March 31, 1998, the latest date shown in the prospectus issued in conjunction with the plan of conversion. The liquidation account will be maintained for the benefit of eligible holders who continue to maintain their accounts at the Association after the conversion. The liquidation account will be reduced annually to the extent that the eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Association, and only in such event, each account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying account balances then held. The Association may not pay dividends or repurchase its common stock if such dividends or repurchases would reduce its equity below applicable regulatory capital requirements or the required liquidation account amount.

R:       RELATED PARTY TRANSACTIONS

         A Bancorp director is a partner in a local law firm that provides legal services to the Bancorp. Fees paid to the law firm amounted to $4,400 and $4,800 for the years ended December 31, 2000 and 1999, respectively.

S:       ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following disclosure is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. Financial instruments are defined as cash and contractual rights and obligations that require settlement, directly or indirectly, in cash. In cases where quoted market prices are not available, fair values have been estimated using the present value of future cash flows or other valuation techniques. The results of these techniques are highly sensitive to the assumptions used, such as those concerning appropriate discount rates and estimates of future cash flows, which require considerable judgement. Accordingly, estimates presented herein are not necessarily indicative of the amounts the Bancorp could realize in a current settlement of the underlying financial instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. These disclosures should not be interpreted as representing an aggregate measure of the underlying value of the Bancorp.

         The Bancorp does not maintain any investment or participation in financial instruments or agreements whose value is linked to, or derived from, changes in the value of some underlying asset or index. Such instruments or agreements include futures, forward contracts, option contracts, interest-rate swap agreements, and other financial arrangements with similar characteristics, and are commonly referred to as derivatives.

         The estimated fair value of the Bancorp's financial instruments (dollars in thousands) was as follows:

                                                 --------2000--------             --------1999--------
                                               Carrying       Estimated        Carrying          Estimated
                                                Amount        Fair Value        Amount           Fair Value
                                             -----------    -------------    ------------       ------------
         FINANCIAL ASSETS
         Cash and amounts due from
          depository institutions........... $      167     $      167       $        771       $     771
         Interest-bearing deposits
          with other institutions...........      1,501          1,501              2,121             2,121
         Time deposits......................      1,103          1,103              1,101             1,101
         Investment securities..............      8,302          8,303              6,104             6,041
         Loans receivable, net..............     20,670         20,820             18,143            17,921
         Accrued interest receivable........        151            151                109               109
         FHLB stock.........................        208            208                180               180

         FINANCIAL LIABILITIES
         Deposits........................... $   24,567    $    24,589       $     22,884       $    22,929
         Advances from FHLB.................      3,697          3,667              2,300             2,284
         Advances by borrowers for
          taxes and insurance...............         16             16                 13                13
         Other liabilities..................         81             81                 75                75

S:       ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

         The Bancorp in estimating the fair value of financial instruments used the following significant methods and assumptions.

         Cash and short-term investments

         The carrying value of highly liquid instruments, such as cash on hand and amounts due from depository institutions, and interest-earning deposits in other institutions, provides a reasonable estimate of their fair value.

         Time deposits

         Time deposits bear interest rates that in the aggregate are presently considered fair in current market conditions. Therefore, the carrying amounts reported in the statement of financial condition for these financial instruments approximate fair value.

         Investment securities

         Fair value estimates for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amount of accrued interest on securities approximates its fair value.

         Loans receivable, net of allowance

         The fair values for loans are estimated through discounted cash flow analysis, using current rates at which loans with similar terms would be made to borrowers of similar credit quality. Appropriate adjustments are made to reflect probable credit losses. The carrying amount of accrued interest on loans approximated its fair value.

         Federal Home Loan Bank Stock

         The Federal Home Loan Bank's board sets the value of Federal Home Loan Bank stock at $100 per share.

         Deposits

         The fair value of deposit liabilities with no defined maturity is the amount payable on demand at the reporting date, i.e., their carrying or book value. These deposits, which include interest and non-interest bearing checking, passbook and full-paid share savings, and money market accounts, represented approximately 29% and 34% of total deposits at December 31, 2000 and 1999, respectively. The fair value of fixed-rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates of similar remaining maturities to a schedule of aggregate expected cash flows on time deposits.

         The   carrying   amount  of  accrued   interest   payable  on  deposits
         approximates its fair value.

         Advances from Federal Home Loan Bank

         Fair values of advances from Federal Home Loan Bank are estimated using discounted cash flow analyses based on the Association's current incremental borrowing rates for similar types of borrowing arrangements.

S:       ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

         Advances by borrowers for taxes and insurance (escrows) The carrying amount of escrow accounts approximate fair value.

         Off-balance-sheet instruments

         Off-balance-sheet financial instruments include commitments to extend credit, letters of credit, and other financial guarantees. The fair value of such instruments is estimated using fees currently charged for similar arrangements in the marketplace, adjusted for changes in terms and credit risk as appropriate. The estimated fair value for these instruments was not significant at December 31, 2000 and 1999. The contract or notional amounts of the Association's financial instruments with off-balance-sheet risk are disclosed in Note K.

T:       CONCENTRATION OF CREDIT RISK

         The Bancorp's loan portfolio consists of the various types of loans described in Note B above. Real estate or other assets secure most loans. The majority of these loans have been made to individuals and businesses in Iberville, West Baton Rouge, and Pointe Coupee parishes that are dependent on the area economy for their livelihood and servicing of their loan obligations.

         The Bancorp maintains deposits in other financial institutions that may from time to time exceed the federally insured deposit limits.

U:       DIVIDEND DECLARED

         On December 20, 2000, the board of directors of IBL Bancorp, Inc. declared a $.05 per share dividend to stockholders of record at January 12, 2001, payable on January 29, 2001. The total dividend payable of $10,543 is included in other liabilities.

V:       EARNINGS PER SHARE

         The following table provides a reconciliation between basic and diluted earnings per share:

                                                                                        Weighted
                                                                                         Average
                                                                     Income               Shares                 Per-Share
                                                                   (Numerator)        (Denominator)               Amount
                                                                   -----------        -------------              ---------
         For the Year Ended 2000
         -----------------------
         Net income........................................... $         296,817
                                                                ----------------

         Basic earnings per share
         Income available to common stockholders..............           296,817              191,167          $      1.55
                                                                                                                ==========

         Effect of dilutive  securities
         RRP shares granted...................................                 -                4,641
                                                                ----------------      ---------------

         Diluted earnings per share
         Income available to common stockholders
         plus assumed conversions............................. $         296,817              195,808          $      1.52
                                                                ================      ===============           ==========

         For the Year Ended 1999

         Net income........................................... $         184,389
                                                                ----------------

         Basic earnings per share
         Income available to common stockholders..............           184,389              194,875          $      0.95
                                                                                                                ==========

         Effect of dilutive  securities
         RRP shares granted...................................                 -                  275
                                                                ----------------      ---------------

         Diluted earnings per share
         Income available to common stockholders
          plus assumed conversions............................ $         184,389              195,150          $      0.94
                                                                ================      ===============           ==========


         Options to purchase 17,925 shares of common stock awarded on November 19, 1999 at $10.50 per share were not included in the computation of the diluted earnings per share because the options' exercise was greater than the average market price of the common shares. The options, which expire on November 17, 2009, were still outstanding at the end of year 2000.

W:       NEW ACCOUNTING STANDARDS

         Statement of Financial Accounting Standards No. 139 (SFAS 139), Rescission of FASB Statement No. 53 and amendments to FASB Statements No. 63, 89, and 121, is effective for all fiscal years beginning after December 15, 2000. This statement rescinds FASB Statement No. 53, Financial Reporting by Producers and Distributors of Motion Picture Films, and amends the statements previously listed in conjunction with this recession. The provisions of this pronouncement will not affect the consolidated financial position or the consolidated results of operations of the Bancorp.

         Statement of Financial Accounting Standards No. 140 (SFAS 140), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125, is generally effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001.This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, and it carries over most of Statement 125's provisions without reconsideration. The provisions of this pronouncement will not materially affect the consolidated financial position or the consolidated results of operations of the Bancorp.

X:       PARENT COMPANY FINANCIAL STATEMENTS

         The financial statements for IBL Bancorp, Inc. (parent company), prepared on an unconsolidated basis are presented below:

                                 BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999

                                                                                          2000                    1999
                                                                                       -----------            -----------

         ASSETS
         Cash....................................................................... $         50,524      $         49,256
         Time deposits..............................................................          407,000               407,000
         Mortgage-backed securities held-to-maturity (estimated
          market value $197,500)....................................................          200,000               200,000
         Accrued interest receivable................................................            6,609                 6,609
         Investment in The Iberville Building and Loan Association
          at equity in underlying net assets........................................        3,182,909             2,862,071
                                                                                      ---------------       ---------------
                  Total assets...................................................... $      3,847,042      $      3,524,936
                                                                                      ===============       ===============

         LIABILITIES AND SHAREHOLDERS' EQUITY
         LIABILITIES
         Due to subsidiary.......................................................... $         23,828      $         11,459
         Other liabilities..........................................................           10,851                 9,439
                                                                                      ---------------       ---------------
                  Total liabilities.................................................           34,679                20,898
                                                                                      ---------------       ---------------

                                                                                            2000                   1999
                                                                                         -----------           ------------

         SHAREHOLDERS' EQUITY
         Preferred stock, $.01 par, 2,000,000 shares authorized.....................   $            -        $            -
         Common stock, $.01 par, 5,000,000 shares authorized,
          210,870 shares issued and outstanding.....................................            2,109                 2,109
         Additional paid-in capital.................................................        1,740,992             1,740,201
         Unearned ESOP shares.......................................................         (130,734)             (147,603)
         Unearned RRP shares........................................................          (39,302)              (44,193)
         Retained earnings - substantially  restricted..............................        2,220,190             1,958,199
         Accumulated other comprehensive income.....................................           19,108                (4,675)
                                                                                      ---------------       ---------------
                  Total shareholders' equity........................................        3,812,363             3,504,038
                                                                                      ---------------       ---------------
                  Total liabilities and shareholders' equity........................  $     3,847,042       $     3,524,936
                                                                                      ===============       ===============

                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                           2000                    1999
                                                                                        -----------            ------------
         INCOME
                                                                                                           <C
         Interest income
          Mortgage-backed securities................................................ $         12,060      $         11,692
          Deposits..................................................................           23,136                20,255
          Other   ..................................................................           12,743                13,749
                                                                                      ---------------       ---------------
                                                                                               47,939                45,696
                                                                                      ---------------       ---------------
         EXPENSES
         Legal and professional.....................................................           23,042                30,953
         Other general and administrative...........................................           24,827                13,409
                                                                                      ---------------       ---------------
                                                                                               47,869                44,362
                                                                                      ---------------       ---------------
         INCOME BEFORE EQUITY IN UNDISTRIBUTED
          EARNINGS OF THE IBERVILLE BUILDING AND
          LOAN ASSOCIATION..........................................................               70                 1,334
         Equity in undistributed earnings of The Iberville
          Building and Loan Association.............................................          297,055               183,532
                                                                                      ---------------       ---------------
         INCOME BEFORE INCOME TAXES.................................................          297,125               184,866
         PROVISION FOR INCOME TAXES.................................................              308                   477
                                                                                      ---------------       ---------------
         NET INCOME.................................................................          296,817               184,389
         Retained earnings - beginning of year......................................        1,958,199             1,806,496
         Less dividends declared....................................................          (34,826)              (32,686)
                                                                                      ---------------       ---------------
         Retained earnings - end of year............................................ $      2,220,190      $      1,958,199
                                                                                      ===============       ===============

                             STATEMENT OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                           2000                  1999
                                                                                        -----------          ------------
         CASH FLOWS FROM OPERATING ACTIVITIES
         Net income................................................................. $        296,817      $        184,389
         Adjustments to reconcile net income to net cash provided
          by operating activities:
           Equity in undistributed earnings of The Iberville
            Building and Loan Association...........................................         (297,055)             (183,532)
           ESOP compensation........................................................           17,660                18,315
           Release of RRP shares....................................................           25,682                25,682
           Increase in accrued interest receivable..................................                -                (6,609)
           Increase in due to subsidiary............................................           12,369                11,459
           Decrease in other liabilities............................................             (170)                  (40)
                                                                                      ---------------       ---------------
         Net cash provided by operating activities..................................           55,303                49,664
                                                                                      ---------------       ---------------

         CASH FLOWS FROM INVESTING ACTIVITIES
         Purchase of security held to maturity......................................                -              (200,000)
         Certificates of deposit acquired...........................................                -              (407,000)
                                                                                      ---------------       ---------------
         Net cash used in investing activities......................................                -              (607,000)
                                                                                      ---------------       ---------------

         CASH FLOWS FROM FINANCING ACTIVITIES
         Acquisition of RRP shares..................................................          (20,791)              (69,875)
         Cash dividends.............................................................          (33,244)              (31,632)
                                                                                      ---------------       ---------------
         Net cash provided by (used in) financing activities........................          (54,035)             (101,507)
                                                                                      ---------------       ---------------
         NET INCREASE (DECREASE) IN CASH............................................            1,268              (658,843)
         Cash - beginning of year...................................................           49,256               708,099
                                                                                      ---------------       ---------------
         Cash - end of year......................................................... $         50,524      $         49,256
                                                                                      ===============       ===============

                             CORPORATE INFORMATION


Directors:                                Annual Stockholders Meeting:

G. Lloyd Bouchereau, Jr.                  April 25, 2001; 10:00 a.m.
President and Chief Executive Officer     23910 Railroad Avenue
                                          Plaquemine, Louisiana
                                          Record Date:  March 13, 2001

John L. Delahaye                          Main Office:
Attorney                                  23910 Railroad Avenue
Plaquemine, Louisiana                     Plaquemine, Louisiana



Gary K. Pruitt                            Independent Auditor:
Retired                                   L.A. Champagne & Co., L.L.P.
Greater Baton Rouge Port Commission       Baton Rouge, Louisiana
Port Allen, Louisiana



Bobby E. Stanley                          General Counsel:
Self Employed Accountant                  Borron & Delahaye
Port Allen, Louisiana                     Plaquemine, Louisiana



Edward J. Steinmetz                       Securities and Regulatory Counsel:
Regional Manufacturing Manager            Elias, Matz, Tiernan & Herrick L.L.P.
Borden Chemical Inc.                      Washington, D. C.
Donaldsonville, Louisiana


Danny M. Strickland                       Stock Registrar & Transfer Agent:
Vice-President                            Registrar and Transfer Company
                                          Cranford, New Jersey

Executive Officers:

G. Lloyd Bouchereau, Jr.
President and Chief Executive Officer

Danny M. Strickland
Vice-President